Exhibit 99.1

Press release

WiLAN Grants Wireless License to Telrad Networks

OTTAWA, Canada – May 16, 2013 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today announced that Telrad Networks Inc. (“Telrad Networks” or “Telrad”) has taken a license to WiLAN’s wireless patent portfolio including LTE-related technologies. The license grants royalty bearing rights covering Telrad Networks’ worldwide sales of all WiMAX and LTE telecommunications equipment. All other terms of the license agreement are confidential.

“We are pleased to include Telrad Networks, a leader in the area of telecommunications network equipment and deployment services, as one of WiLAN’s licensees,” said Andrew Parolin, Senior Vice President, Licensing. “We worked quickly and effectively with Telrad’s management to conclude this agreement, allowing them to integrate a newly purchased business unit. We look forward to working with them in the future to collaborate on patent acquisition or partnering matters.”

Telrad is an established telecom equipment vendor and services company that has been providing communications products and services used by millions of end-users worldwide. The company combines a high level of technological experience gathered in decades of dedication to customer service with expertise in developing products in the areas of IP NGN soft switches, media gateways, Transport solutions in the optical and metro networks, enterprise, wireless and switching. In tangent to its product divisions, Telrad provides full solutions and system integration for TDM and NGN solutions.

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 265 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital TV receivers. WiLAN has a large and growing portfolio of more than 3,000 issued or pending patents. For more information: www.wilan.com.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For Media or Investor inquiries, please contact: Tyler Burns Director, Investor Relations O: 613.688.4330 C: 613.697.0367 E: tburns@wilan.com

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